FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer
Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1
ITEM 2:	Date of Material Change
March 24, 2009.
ITEM 3:	News Releases

A news release was issued on March 25, 2009 through Marketwire in Canada and the United States.  The news release was also filed on SEDAR and with The Toronto Stock Exchange and the TSX Venture Exchange.

ITEM 4:	Summary of Material Change

The Company announced, that the shareholders of Target Exploration and Mining Corp. (TSX.V:TEM) (“Target”), voted in favour of the business combination with Crosshair previously announced in the Company’s January 7, 2009 news release, and that final court approval was received on March 24, 2009.   The business combination is expected to close on March 31, 2009.

ITEM 5:	Full Description of Material Change

The Company announced that the shareholders of Target voted overwhelmingly in favour of the previously announced business combination with Crosshair and subsequently, final court approval was received.   The business combination is expected to close on March 31, 2009.

The special meeting (the “Meeting”) of Target Shareholders took place on Monday, March 23, 2009.  A special resolution approving the Plan of Arrangement of Target, whereby Crosshair would acquire all of the issued shares of Target and Target would become a wholly-owned subsidiary of Crosshair (the “Arrangement”), was passed by a vote of over the required two-thirds of the aggregate votes cast by Target shareholders present in person and by proxy at the Meeting.  In excess of 99% voted in favour of the Arrangement.  Additional information concerning the Arrangement is provided in Target’s Information Circular dated February 2, 2009, which is available at www.sedar.com.

Following shareholder approval, an application for final court approval was heard by the British Columbia Supreme Court on Tuesday, March 24, 2009 and approval was received.
ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.
ITEM 7:	Omitted Information
None.
ITEM 8:	Executive Officer
Sheila Paine
Corporate Secretary
(604) 681-8030.
ITEM 9:	Date of Report
March 27, 2009.